Exhibit 99.1

RISE Education Cayman Ltd to Hold an Extraordinary General Meeting on December 23, 2021

BEIJING, December 6, 2021 –RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at Room 101, Jia He Guo Xin Mansion, No. 15 Baiqiao Street Guangqumennei, Dongcheng District, Beijing 100062, People’s Republic of China, on Thursday, December 23, 2021 at 4:00 pm. (Beijing time), for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTION at the EGM:

1.	To consider and approve the sale (the “Sale”) of

(i) all of the equity interests in Rise (Tianjin) Education Information Consulting Co., Ltd. (“WFOE”) to Wuhan Xinsili Culture Development Co., Ltd. (the “Buyer SPV”) in consideration of the Buyer SPV (a) paying to RISE Education International Limited (“Rise HK”) consideration of RMB1 or in a foreign currency equivalent to RMB1, and (b) assuming all liabilities of WFOE and its subsidiaries, as contemplated by and pursuant to the terms and conditions of the purchase agreement (the “WFOE Purchase Agreement”); and

(ii) all of the equity interests in Rise HK and Rise IP (Cayman) Limited (“Rise IP”) to Bain Capital Rise Education IV Cayman Limited (the “Shareholder”) in consideration of the Shareholder (a) paying US$2,500,000 to the Company, for the purposes of paying the lenders in settlement of the facilities agreement dated March 18, 2021 relating to the term and revolving facilities of up to an aggregate amount of US$80,000,000, as contemplated by and pursuant to the terms and conditions of the share purchase agreement (the “IP Holdco Purchase Agreement”, collectively with the WFOE Purchase Agreement, the “Purchase Agreements”), and (b) causing Rise HK and/or Rise IP to grant WFOE or entities designated by the Buyer SPV a royalty-free, perpetual, irrevocable and exclusive license over all intellectual property rights owned by or licensed to Rise HK and/or Rise IP.

ORDINARY RESOLUTION at the EGM:

2.

To consider and approve to instruct the chairperson of the EGM to adjourn of the EGM in order to allow the Company to solicit additional proxies in the event that there are insufficient votes at the time of the meeting to approve the Sale and adopt and approve the Purchase Agreements and the transactions contemplated thereby.

Holders of record of ordinary shares of the Company at the close of business in the People’s Republic of China on December 8, 2021 are entitled to notice of, and to vote at, the EGM or any adjournment thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JP Morgan Chase Bank, N.A.

The notice of the EGM and the proxy materials related to the EGM, will be available on December 6, 2021 in the “Investors” section of RISE’s corporate website at: https://ir.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Luna Xing

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191